UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of  September 2003
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                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

             110, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2
             ------------------------------------------------------
                    (Address of principal executive offices)

1. On September 8, 2003, Richmont Mines Inc. issued a News Release - RICHMONT MINES TO INVEST $1.0 MILLION IN PATRICIA MINING AND TO BE GRANTED AN OPTION FOR A 55% INTEREST IN THE ISLAND GOLD PROJECT. This report is filed solely for the purpose of filing a copy of the press release attached hereto.




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F xxx      Form 40-F
                                   ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes         No xxx
                                            ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   Richmont Mines Inc. -- SEC File No. 0-28816
                                  (Registrant)


Date 08/09/03                      By   /s/ Jean-Yves Laliberte (signed)
                                        -----------------------
                                       Jean-Yves Laliberte,
                                       Vice-President, Finance


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[logo]
                                                       MINES RICHMONT INC.

                                                       110, avenue Principale
                                                       Rouyn-Noranda, QC
                                                       J9X 4P2, CANADA

                                                       Tel.:  (819) 797-2465
                                                       Telec.:(819) 797-0166
                                                       www.richmont-mines.com




                                  NEWS RELEASE


                    RICHMONT MINES TO INVEST $1.0 MILLION IN
                 PATRICIA MINING AND TO BE GRANTED AN OPTION FOR
                    A 55% INTEREST IN THE ISLAND GOLD PROJECT


MONTREAL, September 8, 2003 - Richmont Mines is pleased to announce the signature of an agreement whereby it will invest $1.0 million, by way of a private placement, to purchase 1,400,000 flow through shares and 600,000 common shares of Patricia Mining Corp. With this investment, Richmont Mines is granted an option to earn a 55% undivided interest in Patricia Mining's Island Gold property. This option is conditional upon regulatory approvals and closing of financing.

Richmont Mines' investment in Patricia Mining will be used to partly finance a $2.5 million exploration program on the Island Gold project situated in Ontario. The exploration program is expected to begin shortly and will include surface drilling, dewatering of the Lochalsh ramp, underground drilling, and both lateral and vertical underground development. The planned underground program is aimed at defining resources at the Island Gold project. Patricia Mining should complete this program before the end of September 2004. Richmont Mines will then be able to exercise its option and advance the project towards commercial production by funding development work up to a maximum of $10 million within 24 months in order to acquire a 55% managing interest in the joint venture.




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The Island Gold project is located in northwestern Ontario, 28 miles from the town of Wawa. Readily accessible via the Trans-Canada Highway, this project comprises 166 claims covering a surface area of 16,600 acres. The existing infrastructure includes a mill capable of processing 650 tons of ore per day, a 4,200-foot ramp, as well as drifts and raises extending for 1,250 feet on two levels and providing access to the main gold zone.

The property hosts a major gold structure over 2,000 feet wide that extends for several miles, including 3.75 miles on the Island Gold property. This project is located between the former Magino gold mines, in the southwest, and the Edwards and Cline mines, in the northeast. All these mines are associated with the same gold structure.

The gold mineralization is found in quartz veins containing pyrite or free gold embedded in sericite schists and in felsic intrusions. The gold zones intercepted by the drill holes range in thickness from a few inches to over 12 feet and regularly contain intersections grading higher than 0.30 ounces of gold per ton.

Several gold zones have been discovered inside the deformation corridor on the property, the main ones being the South, Island-Lochalsh, Central, North and Goudreau zones. Patricia Mining estimates the gold resources (cut-off grade of 0.15 opt) to be 2.2 million tons at 0.24 opt, for a total of 544,000 ounces of gold in all the known zones. These zones remain open laterally and at depth, with significant exploration not yet extending beyond 820 feet.







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Richmont Mines remains on target to produce approximately 100,000 ounces of gold in 2003 and has no hedging contracts for gold. The Company holds no long-term debt and, as at June 30, 2003, had working capital of $34 million.




Louis Dionne
President



For more information, contact:

Martin Rivard                                          Telephone: (819) 797-2465
Executive Vice-President                               Fax:       (819) 797-0166

Trading symbol: RIC                                    Listings: Toronto - Amex







Page 3 of 3

                   DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
                   This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports

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